UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tengion, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

88034G109

(CUSIP Number)

D. Cameron Findlay, Esq.

Senior Vice President, General Counsel and Secretary

Medtronic, Inc.; World Headquarters

710 Medtronic Parkway

Minneapolis, Minnesota 55432

Telephone: (763) 514-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13d

CUSIP No. 88034G109

1	Names of Reporting Persons Medtronic, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions)** (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 247,350 [1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 247,350 [1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 247,350 [1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.0% [2]
14	Type of Reporting Person (see Instructions) CO

[1]

Consists of 247,350 shares of Issuer common stock, par value $0.001 (“Common Stock”). The Reporting Person also holds warrants to purchase 4,857,068 shares of Common Stock (the “Amended and Restated Warrants”). The Amended and Restated Warrants may be exercised to the extent that the total number of shares of Common Stock then beneficially owned by the Reporting Person, together with its affiliates and any other persons or entities whose beneficial ownership is attributable thereto, does not exceed 4.99% of Common Stock then issued and outstanding. The Reporting Person may request an increase up to 9.99% of the then-outstanding shares, effective on the 61st day after notice is given to the Issuer. All share and warrant amounts and exercise prices in this filing have been adjusted to reflect the one-for-ten reverse stock split effected by the Issuer on June 14, 2012 and the Exchange Agreement effective as of December 31, 2012, executed January 8, 2013.

[2]

Based on a total of 2,466,914 shares of Common Stock outstanding as of November 11, 2012 as reported by the Issuer on its Form 10-Q filed on November 14, 2012. The Reporting Person also holds warrants to purchase 4,857,068 shares of Common Stock, as further described in footnote 1 above.

SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on April 13, 2011 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows.

(a), (b) and (c)

Medtronic, Inc. (“Medtronic” or the “Reporting Person”), 710 Medtronic Parkway N.E., Minneapolis, MN 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Information is provided below with respect to persons who are directors and executive officers of the Reporting Person. The business address for each person listed below is 710 Medtronic Parkway, Minneapolis, MN 55432.

Name	Present Principal Occupation
Directors:

Richard H. Anderson	Chief Executive Officer, Delta Air Lines Inc.; 1040 Delta Blvd., Atlanta, GA 30354

Victor J. Dzau, M.D.	Chancellor of Health Affairs, Duke University; 106 Davison Building DUMC 3701, Durham, NC 22710

Omar Ishrak	Chairman and Chief Executive Officer, Medtronic

Shirley Ann Jackson, Ph.D.	President, Rensselaer Polytechnic Institute, 110 8th Street, Troy Building, Troy, NY 12180

Michael O. Leavitt	Founder and Chairman, Leavitt Partners, 299 South Main Street, Suite 2300, Salt Lake City, UT 84111

James T. Lenehan	Financial Consultant and Retired Vice Chairman and President, Johnson & Johnson; 1586 Hampton Rd., Rydal, PA 19046

Denise M. O’Leary	Private Venture Capital Investor, 618 Mountain Home Rd., Woodside, CA 94062

Kendall J. Powell	Chairman and Chief Executive Officer, General Mills; One General Mills Blvd., Minneapolis, MN 55426

Robert C. Pozen	Chairman, MFS Investment Management, 500 Boylston Street, Boston, MA 02116

Preetha Reddy	Managing Director, Apollo Hospitals Enterprise Limited, 21 Greams Lane, Off Greams Road, Chennai, 600006 India

Jack W. Schuler	Co-founder, Crabtree Partners; 28161 North Keith Drive, Lake Forest, IL 60045

Executive Officers of Medtronic (Who Are Not Directors):

Michael J. Coyle	Executive Vice President and Group President, Cardiac and Vascular Group

Christopher J. O’Connell	Executive Vice President and Group President, Restorative Therapies Group

H. James Dallas	Senior Vice President, Quality and Operations

Gary L. Ellis	Senior Vice President and Chief Financial Officer

D. Cameron Findlay	Senior Vice President, General Counsel and Secretary

Richard E. Kuntz, M.D.	Senior Vice President and Chief Scientific, Clinical and Regulatory Officer

Geoffrey Martha	Senior Vice President, Strategy and Business Development

Caroline Stockdale	Senior Vice President, Human Resources

Catherine M. Szyman	Senior Vice President and Group President, Diabetes Group

6(d) and (e)

Neither the Reporting Person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

All of the individuals referred to above are United States citizens, except Caroline Stockdale, who is a British Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Effective December 31, 2012, the Reporting Person entered into an Exchange Agreement with the Issuer, in which the Reporting Person agreed to exchange warrants to purchase 185,513 shares of Common Stock, at an exercise price of $28.80 per share, which warrants were originally acquired in March 2011 (the “2011 Warrants”), for Amended and Restated Warrants to purchase 4,857,068 shares of Common Stock at an exercise price of $1.10 per share. Subject to the Exchange Agreement, the Amended and Restated Warrants provide for the following amendments to the 2011 Warrants:

•

an adjusted exercise price of $1.10, and a proportionate adjustment in the number of shares underlying the 2011 Warrants, which takes into account all adjustments under the 2011 Warrants as a result of the Issuer’s October 2012 financing;

•	certain edits to remove a Delisting (as defined in the 2011 Warrants) from qualifying as a fundamental transaction;

•

a Black Scholes calculation used to the determine the cash value received by a Holder from the Issuer in connection with a repurchase of the unexercised portion of a warrant after the occurrence of a fundamental transaction that assumes a zero cost of borrow and a price per share equal to the closing market price of the Issuer’s Common Stock, immediately prior to the closing of a fundamental transaction;

•

Black Scholes calculation for purposes of determining the value of options issued in connection with the sale of other securities that assumes a zero cost of borrow and a price per share equal to the closing market price of the Issuer’s Common Stock on the date the options are publicly announced, and if not announced, on the date they are issued; and

•

excluding the Issuer’s October 2012 financing and exercise of the call option provided under its terms as a trigger for adjustments to the exercise price of the warrants except that adjustments to the exercise price, conversion price or purchase price of the October 2012 financing securities (i) resulting from registration of such securities with the Securities Exchange Commission or the commencements of the Rule 144 Period, as contemplated by the October 2012 financing documents, will result in a proportional adjustment to the exercise price of the warrants and (ii) resulting from additional financings or other events will result in adjustments of the exercise price of the warrants pursuant to the terms of the Amended and Restated Warrant.

The foregoing description of the Exchange Agreement and the Amended and Restated Warrant are qualified by reference to Exhibit 1 hereto, which is incorporated herein by reference.

All share and warrant amounts and exercise prices in this filing have been adjusted to reflect the one-for-ten reverse stock split effected by the Issuer on June 14, 2012.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of shares reported as owned by the Reporting Person is based upon 2,466,914 shares of Issuer common stock outstanding as of November 11, 2012 as reported by the Issuer on its Form 10-Q filed on November 14, 2012. The Reporting Person also holds Amended and Restated Warrants to purchase 4,857,068 shares of Common Stock. The Amended and Restated Warrants may be exercised to the extent that the total number of shares of Common Stock then beneficially owned by the Reporting Person, together with its affiliates and any other persons or entities whose beneficial ownership is attributable thereto, does not exceed 4.99% of Common Stock then issued and outstanding. The Reporting Person may request an increase up to 9.99% of the then-outstanding shares, effective on the 61st day after notice is given to the Issuer.

All share and warrant amounts and exercise prices in this filing have been adjusted to reflect the one-for-ten reverse stock split effected by the Issuer on June 14, 2012 and the Exchange Agreement effective as of December 31, 2012.

(a)	Aggregate Percentage: Approximately 10.0%.

(b)	1. Sole power to vote or direct vote: 247,350.

2. Shared power to vote or direct vote: None.

3. Sole power to dispose or direct the disposition: 247,350.

4. Shared power to dispose or direct the disposition: None.

(c) Aside from the exchange of the 2011 Warrants for the Amended and Restated Warrants, as described in Item 3, there have been no other transactions in Issuer Common Stock by the Reporting Person during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 26, 2012 the Issuer and the Reporting Person terminated the Right of First Refusal and Right of First Negotiation Agreement dated March 1, 2011. The Termination Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Effective December 31, 2012, the Issuer and the Reporting Person entered into the Exchange Agreement, as described in Item 3, pursuant to which the Reporting Person exchanged the 2011 Warrants for the Amended and Restated Warrants. The Exchange Agreement and form of Amended and Restated Warrant are attached hereto as Exhibit 1, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 1 – Exchange Agreement effective December 31, 2012 (which includes the Form of Amended and Restated Warrant issued in exchange for the 2011 Warrants).

Exhibit 2 – Termination Agreement, dated September 26, 2012, relating to the Right of First Refusal and Right of First Negotiation Agreement, dated as of March 1, 2011, between the Issuer and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2013	By:	/s/ Gary L. Ellis
Print Name: Gary L. Ellis
Print Title: Senior Vice President and Chief Financial Officer